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                              January 11, 2022

       Jie Liu
       Chief Executive Officer
       Hongli Group Inc.
       Beisanli Street, Economic Development Zone
       Changle County, Weifang
       Shandong, China 262400

                                                        Re: Hongli Group Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed December 30,
2021
                                                            File No. 333-261945

       Dear Mr. Liu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. Please state on the cover page whether any transfers, dividends, or distributions have been made to date between
the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify
the amounts where applicable. Also, where you discuss how cash is transferred through
your organization provide cross-references to the condensed
                                                        consolidating schedule
and the consolidated financial statements.
   2.                                                   Please disclose that
your VIE contracts have not been tested in court.
 Jie Liu
FirstName  LastNameJie  Liu
Hongli Group  Inc.
Comapany
January 11,NameHongli
            2022        Group Inc.
January
Page  2 11, 2022 Page 2
FirstName LastName
Risk Factors
The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect..., page 34

3. You state here that the VIE shareholders' interest in the company will be diluted as a result of offering. Please revise to disclose the percentage ownership that your VIE shareholders will have in the company following the offering and include a discussion of the relationships of the VIE and company's controlling shareholders.
General

4. Please update your financial statements or file the necessary representations as to why such updates are not necessary as an exhibit to this filing. Refer to
Item 8.A.4 of Form
         20-F and Instruction 2 thereto.
5. You state throughout the filing that Hongli Shangdon expects to finalize the negotiations and enter into a loan agreement with Bank of Weifang by the end of fiscal 2021. Please disclose the current status of this loan and any impact on your anticipated use of proceeds and liquidity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Arila Zhou, Esq.